Exhibit 3.3
AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
JK ACQUISITION CORP.
     The undersigned, James P. Wilson, hereby certifies that:
     ONE: He is the duly elected and acting Secretary of the corporation.
     TWO: The name of the corporation is JK Acquisition Corp. and the corporation was originally incorporated on May 11, 2005, pursuant to the General Corporation Law of the State of Delaware under the name JK Acquisition Company.
     THREE: Article IV of the Certificate of Incorporation of the corporation shall be amended and restated to read as follows in its entirety:
IV.
          A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares the Corporation is authorized to issue is fifty-one million (51,000,000) shares, fifty million (50,000,000) shares of which shall be Common Stock (the “Common Stock”) and one million (1,000,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.
          B. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock and the Common Stock are as follows:
                    1. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.
                    2. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.
     FOUR: The foregoing Amendment to the Certificate of Incorporation has been duly adopted by the corporation’s board of directors and stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.
     IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Certificate of Incorporation on July 13, 2005.

JK ACQUISITION CORP.
By:	/s/ James P. Wilson
James P. Wilson
Secretary

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